January 8, 2021

Ryan Sutcliffe, Esq.

U.S. Securities and Exchange Commission (the “SEC,” or the “Commission”)

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:  T. Rowe Price International Funds, Inc. (“Registrant”)
  on behalf of the following series and classes:

  T. Rowe Price Global Impact Equity Fund (the “Fund”)

   Investor Class

   I Class

 File Nos.: 002-65539 / 811-02958

Dear Mr. Sutcliffe:

The following is in response to your comments provided on December 21, 2020, regarding the Registrant’s registration statement filed on Form N-1A on November 4, 2020 (the “Registration Statement”). Your comments and our responses are set forth below.

General

Comment: Please provide a reasonable reproduction of these comments along with your response to each comment as a correspondence in EDGAR. Please also include a redline version of the prospectus and statement of additional information (“SAI”) showing how each comment was incorporated (as applicable) in the correspondence filing.

Response: We intend to file a reasonable reproduction of these comments along with our responses to each comment as a correspondence in EDGAR. We intend to also include a redline version of the prospectus and SAI showing how each comment was incorporated (as applicable) in the correspondence filing.

Comment: Fill in all blanks, brackets, and all other missing information in the definitive filing.

Response: We intend to fill in all blanks, brackets, and all other missing information in the definitive filing.

Comment: Please respond to our comments no later than 5 business days before the filing will go effective automatically. If that is not possible, please file an amendment to delay effectiveness in order to provide time to resolve all staff comments.

Response: We intend to respond to your comments no later than 5 business days before the filing will go effective automatically.

Prospectus

Comment: Will the Fund invest in derivatives as part of its principal investment strategies? If so, please disclose which derivatives will be used as part of the fund’s principal investment strategies and relevant risks. We may have additional comments.

Response: The Fund does not currently intend to invest in derivatives as part of its principal investment strategies.

Comment: The disclosure indicates that the Fund will count convertible securities towards its 80% investment policy. With respect to convertible securities, please clarify whether the convertible securities will comply with the following SEC staff policy: An equity fund may include convertible debt securities in its 80% basket if the convertible debt was “in the money” when purchased. Please note that any subsequent change to “out of the money” would require the security to be excluded.

Response: We will remove convertibles from the Fund’s 80% policy.

Comment: The Fund’s name includes the word “Impact.” The staff believes this word suggests a type of investment and therefore the fund should include an 80% policy that covers “impact” under Rule 35d-1 (the “Names Rule”).

Response: We are not aware of any relevant rules indicating that an 80% policy is required when a fund includes the term “impact” in its name. We note that the SEC recently asked for comments on whether the Names Rule should apply to terms such as “environmental, social, and governance” (“ESG”), “sustainable,” or other related terms when used in a fund’s name to indicate an adviser’s consideration of ESG considerations factors in its investment process, suggesting that the SEC does not currently have a definitive policy on these ESG-related terms.i

As the Investment Company Institute (“ICI”) mentioned in their comment letter to the SEC’s recent request for comments on fund names: “We understand that the Commission staff has indicated through comments on registration statement disclosures that it expects any ESG fund to adopt a policy to invest at least 80% of its assets in ESG-related investments defined using the criteria or process disclosed in the fund’s prospectus. We understand that many ESG funds have disagreed with this staff position on the basis that the fund is pursuing a particular investment strategy, similar to ‘value’ or ‘growth’ investment strategy. As a result, some ESG funds have implemented an 80% policy under the Names Rule, while others have not, meaning that the disclosure varies across ESG funds.”ii

We do not agree that the term “impact” is indicative of an investment type and, accordingly, should not be subject to an 80% policy under the Names Rule. Impact investing is more of an investment capability or investment consideration, as opposed to an investment type. The term “impact” is subjective in nature and used with a wide array of different investment strategies. While we do not believe that this term should be subject to the Names Rule, we recognize the importance of funds clearly disclosing to investors how impact investing is utilized in selecting portfolio securities.

We understand that the SEC is concerned that the use of “impact” or other related terms may not convey enough information to allow an investor to efficiently compare one fund with another before making an investment decision. This is particularly true with impact investment strategies, where the process is highly subjective, and the product landscape is still evolving. There is a broad range of non-financial factors and screens that an adviser to an impact fund might consider, and any impact-focused assessments the adviser might make would be subjective in nature. A fund name indicating an impact investment strategy could easily represent a variety of investment objectives. For example, one impact fund might focus on environmental factors, such as carbon emissions, while another might apply greater weight to social factors, such as board diversity. These varied focuses and applications of factors may result in significantly different investment portfolios and may create some difference in understanding and expectation as to the nature of an impact fund for investors.

Therefore, we believe that it would more appropriate for the Fund to define impact investing through its prospectus disclosure without including an 80% policy. The Commission currently allows funds to define terms outside of the Names Rule. For example, the Commission has given funds flexibility to reasonably define terms, such as small-cap, mid-cap, or large-cap. This approach also works well for a fund employing an impact strategy, which would allow those funds to best determine how to achieve their investment objectives, while providing information to help investors identify which products support their goals and views on impact investing. This approach is still subject to Section 35(d)’s general prohibition on misleading names, and the description of the strategy will provide investors with more complete information as to how the fund intends to integrate ESG principles than the Names Rule alone would allow.

Instead of subjecting “impact” and related terms to the Names Rule, we believe that any reasonable methodology for applying impact considerations to a fund’s investment portfolio is consistent with the requirements of the Names Rule so long as such methodology, including the specific impact factors that the fund assesses, are clearly and accurately disclosed.

Lastly, even though we disagree that the term “impact” subjects the Fund to an 80% policy under the Names Rule, we note that, as stated in the Fund’s prospectus, every company selected for inclusion in the Fund’s portfolio will meet the impact criteria disclosed in the Fund’s prospectus.

Comment: Please describe the fund’s due diligence practices in applying its screening criteria to portfolio companies in the fund’s principal investment strategies section. This includes what underlying data it will be reviewing to determine whether a portfolio company meets the fund’s ESG criteria and the sources of the data. For example, directly engaging with portfolio companies to better understand their ESG risks and practices, reviewing third party scoring or data, and/or conducting research using other types of information from either the fund or an outside source.

Response: We intend to update the principal investment strategies to describe the Fund’s due diligence practices, as requested.

Comment: If the fund intends to use one or multiple third party data or scoring providers, in the principal investment strategies section, please identify the provider the fund intends to use or the primary providers if the fund intends to use multiple third party providers. Please also briefly summarize each providers criteria or methodology in the principal strategies. Also consider any related principal risk to the fund’s use of third-party data providers since the criteria used by providers can vary significantly.

Response: Third-party data may (but will not always) be used as part of our due diligence process, but the Fund does not use third party ESG scoring or assessment to determine whether a company meets our impact criteria. Instead, third party data is one of many factors that the Fund considers as it assesses whether a company meets the Fund’s impact criteria. For example, the Fund may review ESG data/metrics from Bloomberg and/or Sustainalytics on carbon emissions, when applicable. We will update our prospectus disclosure to clarify the extent to which we rely on third-party data.

Comment: The disclosure indicates that “[t]he minimum threshold is generally a majority of current and/or future revenues or profits, but that threshold may vary for business activities where T. Rowe determines a different metric is more appropriate.” Please elaborate on italicized portion of this sentence. This disclosure leaves a lot of discretion to the fund’s adviser. The minimum threshold is majority of revenue or profits, but then the italicized disclosure allows the metrics to change. This is potentially confusing and needs to be explained further so that it conforms with the bulleted factors listed earlier in the prospectus.

Response: We intend to update the disclosure to clarify the types of circumstances in which the Fund may rely on different metrics.

Comment: Please clarify whether the fund will engage in active and frequent trading of portfolio securities and if so, the tax consequences of such trading.

Response: We intend to update the disclosure under the heading “Portfolio Turnover” to clarify that the Fund may, at times, engage in active and frequent trading of portfolio securities.

Comment: Under the heading “Investments in other investment companies,” the prospectus lists investments in exchange traded funds (“ETFs”) as an additional (non-principal) investment type. Accordingly, please include the following disclosure related to ETFs:

Please note that in times of market stress, market makers or authorized participants (APs) may step away from their respective roles in making a market in shares of the ETF and in executing purchase or redemption orders, and that this could lead to variances in market price of ETFs shares and underlying value of the shares.

Foreign underlying securities: please disclose that where all or a portion of the ETFs underlying securities trade in a market that is closed when the market in which the ETF shares are listed and trading is open, there may be changes between last quote from the closed foreign market and the value of such security during the ETFs domestic trading day, and that this could lead to variances in market price of ETFs shares and underlying value of the shares.

Stressed market conditions: please disclose that in stressed market conditions, the market for an ETF’s shares may become less liquid in response to deteriorating liquidity in the markets the ETFs underlying portfolio holdings, and that this could lead to variances in market price of ETFs shares and underlying value of the shares.

Creation in kind versus cash: please disclose that purchases and redemptions of creation units primarily with cash rather than in-kind delivery of portfolio securities may cause the ETF to incur certain cost. Please also disclose that these costs could include brokerage costs or taxable gains or losses, that it might not have incurred if redeemed in kind. In addition, please disclose that these costs could be imposed on the ETF and thus decrease the ETFs NAV to the extent the costs are not offset by a transaction fee payable by an AP, and that this could lead to variances in market price of ETFs shares and underlying value of the shares.

Response: We intend to remove ETFs as an additional investment type from the prospectus.

SAI

Comment: Part 2 of the SAI includes a recitation of each T. Rowe Price funds’ “fundamental policies.” Policy 4(a) addresses certain funds’ policy on industry concentration and refers to companies “in the same industry.” Pursuant to Item 16(c)(iv) of N-1A, please revise to include “industry or group of industries.” Please add “or group of industries,” unless you have a reason not to. Please explain.

Response: The Fund respectfully submits that the restriction relating to concentration is consistent with Section 8(b)(1)(E) of the 1940 Act, Instruction 4 to Item 9(b)(1), and Item 16(c)(iv) of Form N-1A, which provide that a fund must disclose its policy with respect to concentrating investments in a particular industry or group of industries. None of the funds listed in policy 4(a) have a policy to concentrate their investments in any particular industry or group of industries. Rather, each fund’s policy with respect to industry concentration, as disclosed in the SAI, states that the funds will not concentrate their investments in “any one industry.” Neither Section 8(b)(1)(E) of the 1940 Act, Instruction 4 to Item 9(b)(1), nor Item 16(c)(iv) of Form N-1A, require the funds to disclose a policy not to concentrate their investments with respect to both industries and groups of industries. The funds submit that the use of the term “or” in this context indicates that a fund must have a concentration policy with respect to particular industries or groups of industries. In addition, each fund’s concentration policy is consistent with concentration policies of other fund complexes.iii Further, defining “groups of industries” for a non-concentrated fund would be problematic because there are so many different combinations of industries that would need to be monitored.

Lastly, we note that this policy applies to a large number of T. Rowe Price funds. Revising the funds’ industry concentration policies to include “group of industries” would materially impact each fund’s policy. In accordance with Section 8(b)(1)(E) of the 1940 Act, a fund’s industry concentration policy is considered fundamental, meaning that it cannot be changed without shareholder approval. As such, this change would not be permissible without first obtaining shareholder approval.

* * *

If you have any questions or further comments, please do not hesitate to call the undersigned at 410-577-5024.

/s/ Vicki S. Booth

Vicki S. Booth

Vice President and Senior Legal Counsel, T. Rowe Price Associates, Inc.

i See Request for Comments on Fund Names – File No. S7-04-20 (https://www.sec.gov/rules/other/2020/ic-33809.pdf).

ii The ICI’s letter can be found at: https://www.sec.gov/comments/s7-04-20/s70420-7152133-216418.pdf; see also the following funds, each of which includes “impact” in its name but does not have a corresponding 80% policy: BlackRock Funds, Registration Statement filed on Form N-1A on March 6, 2020 (https://www.sec.gov/Archives/edgar/data/844779/000119312520065155/0001193125-20-065155-index.htm); Aberdeen Investment Funds, Registration Statement filed on Form N-1A on February 28, 2020 (https://www.sec.gov/Archives/edgar/data/887210/000110465920027137/a20-6360_1485bpos.htm); Capital Series Trust, Registration Statement filed on Form N-1A on October 1, 2019 (https://www.sec.gov/Archives/edgar/data/1587551/000139834419017353/fp0045833_485bpos.htm); Domini Investment Trust, Registration Statement filed on Form N-1A on November 25, 2020 (https://www.sec.gov/ix?doc=/Archives/edgar/data/851680/000119312520303439/d938296d485bpos.htm); UBS Funds, Registration Statement filed on Form N-1A on October 28, 2020 (https://www.sec.gov/ix?doc=/Archives/edgar/data/886244/000110465920119041/tm2027002d1_485bpos.htm)

iii See, e.g., First American Funds, Inc., Registration Statement filed on Form N-1A on September 18, 2020 (https://www.sec.gov/Archives/edgar/data/0000356134/000089710120000749/faf_485bpos-1.htm); John Hancock Funds II, Registration Statement filed on Form N-1A on September 17, 2020 (https://www.sec.gov/Archives/edgar/data/0001331971/000113322820006101/jhfii-html2991_485bpos.htm); Ashmore Funds, Registration Statement filed on Form N-1A on September 11, 2020 (https://www.sec.gov/Archives/edgar/data/0001498498/000119312520244259/d54800d485bpos.htm); Wisdomtree Trust, Registration Statement filed on Form N-1A on September 10, 2020

(https://www.sec.gov/Archives/edgar/data/0001350487/000119312520243177/d38588d485bpos.htm); American Balanced Fund, Registration Statement filed on Form N-1A on February 28, 2020 (https://www.sec.gov/Archives/edgar/data/4568/000005193120000162/ambal485b.htm); American Century Capital Portfolios, Inc., Registration Statement filed on Form N-1A on July 29, 2020 (https://www.sec.gov/Archives/edgar/data/908186/000090818620000113/accp2020485b.htm).